Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 29 to Registration Statement No. 33-23669 on Form N-1A of our report dated September 29, 2010, relating to the financial statements and financial highlights of Morgan Stanley Global Strategist Fund (formerly Morgan Stanley Strategist Fund) (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended July 31, 2010, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touch LLP

New York, New York
November 22, 2010